Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: April 8, 2021

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KTNV Las Vegas posted a video interview with Andrew Pascal on their website at the following location: https://www.ktnv.com/morningblend/playstudios-04-08-21. The transcript of the video follows.

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Shawn Tempesta: So right at the start of the pandemic, there was an app that I downloaded that kept me company for many, many hours and made me forget about what was going on outside, myVEGAS Slots.

Shawn Tempesta: It's from Playstudios, who are based here by the way in Vegas. Awesome. There's another game that they've released, which is so fun, it's bingo this time. And not only have they released this game, they've released bingo balls on the strip. Just little teeny ones, ones that are about as heavy as I am, and that's pretty heavy.

JJ Snyder: Beautiful art installations, in fact. You know locals are bingo crazy, Andrew Pascal knows that too. He's the founder of Playstudios, the app that Shawn downloaded, very exciting to have him on. Chairman and CEO, Andrew, welcome to the show. Great to see you.

Andrew Pascal: Thank you. It's my pleasure. I appreciate you having me.

JJ Snyder: First off, let's congratulate you on your business success. Like Shawn mentioned, you're one of those people who really rallied during the pandemic. Are you about to go public and what will that mean to our economy here in Las Vegas?

Andrew Pascal: We are. We've announced that we're going to be going public in partnership through a SPAC merger. The SPAC is Acies, which has been founded by Jim Murren, former CEO and chairman of MGM Resorts.

JJ Snyder: Oh yes.

Andrew Pascal: And we're really excited. We're about, we think five to six weeks away from ultimately consummating that transaction, and so we're very excited about it.

Shawn Tempesta: That's fantastic, man. Congratulations. That is huge. Especially being based out of here in Vegas, we're really, really proud of you.

Shawn Tempesta: Well, let's talk about this myVEGAS Bingo app. So my experience of bingo has been this, you go over to Red Rock, if you end up winning, a bunch of old ladies boo you.

JJ Snyder: They're serious.

Shawn Tempesta: Is this game going to be more enjoyable than that.

Andrew Pascal: Yeah, I think so. I mean hopefully you've given it a shot. myVEGAS Bingo has all of the things that people have grown to love about our myVEGAS Slots product. It, of course, features all the great iconic brands and properties that make up the Las Vegas strip and at its core is bingo.

Andrew Pascal: And what's really unique about our proposition is that as people play our bingo game, they actually accumulate a loyalty currency that they can use to redeem for real-world rewards here in Las Vegas. And over the nine years since we've been growing and building our business, we've literally generated hundreds and hundreds of thousands of visitors, new visitors coming to Las Vegas.

Shawn Tempesta: That's awesome.

Andrew Pascal: So it's a really cool program.

JJ Snyder: And that's great. I love to hear that. You just kind of upped my excitement because it's not just something people can play on their phones, their iPads, and hide away from society. You're encouraging people to interact with the town and that's part of what this art installation does as well. Let's talk about these big balls.

Andrew Pascal: Okay, yeah. Well, we got pretty excited obviously about launching our new bingo product. And so we have a program called Lucky Numbers where we're obviously really committed to Las Vegas and the local arts community that's here. And we decided that to really commemorate the launch of this new app for us, we would team up with the MGM Group and go and sponsor a bunch of local artists, five different local artists.

Andrew Pascal: Each of which is extraordinary and ask that they interpret for themselves the spirit of Las Vegas as expressed through the design of these giant bingo balls. And so we now have these five bingo balls that are featured across the collection of MGM properties. So you can find them at Mandalay Bay, in the Mirage, and out in front of New York-New York and the Excalibur in the MGM Grand Lobby. So they're really fantastic. They embody the personality and spirit of what Las Vegas is all about. I encourage people to go check them out.

Shawn Tempesta: That's awesome. I'm going to check it out actually. I've got my shots.

JJ Snyder: Me too, that's exciting.

Shawn Tempesta: And actually going to the strip recently and I'm like, "Wow, okay. I've been here. This is good. Okay, nice." I can't wait to see this. By the way, for those of you who are wondering, playing bingo on the Playstudios app there, and all the Playstudios apps: Free.

Andrew Pascal: That's exactly right. You get to play for free and earn real stuff. And things that as I alluded to, are really great fun experiences. I mean dream vacations at some of the great Las Vegas resorts here. So why wouldn't you play?

JJ Snyder: Yeah.

Andrew Pascal: Download it and give it a try.

JJ Snyder: Sorry to interrupt you, Andrew, because I'm getting excited hearing about downloading this app. I have been to several of the bingo halls here in Vegas. Shawn, you referred to the old lady bingo players who are very serious.

Shawn Tempesta: High pressure. If you call bingo and it's not your turn.

JJ Snyder: Yeah, and you know what? Those old ladies could probably beat you and I right under the table.

Shawn Tempesta: Yes.

JJ Snyder: So they have great skills. What do you think is in it for the old school player who's been playing bingo a couple of decades? What kind of a draw do you think this app might have for them?

Andrew Pascal: First of all, the core of the experience honors the traditional bingo game, but you're participating with a large community of online players.

Andrew Pascal: And you get to start to daub your cards based upon the bingos that are called, but then there's all kinds of other cool mechanics. Power ups and collectibles and you unlock new casino resorts with new bingo rooms and halls that you can go and participate in, each of which has its own mechanics.

Andrew Pascal: So the core of the experience and the way you play is no different than traditional bingo. It's just been enriched and enhanced with all of these new really cool features that reveal themselves to you as you advance through the cycle of the game. So really easy to get into and start playing, but has a lot of depth and richness that makes it tough to master.

Shawn Tempesta: Really, really proud of what you guys have been creating here in Vegas and congrats on all the success. Great to have you.

JJ Snyder: Good to talk to you my friend.

Andrew Pascal: Thank you guys so much.

Andrew Pascal: Yeah, really appreciate it.

Shawn Tempesta: All right, myVEGAS Bingo. Download it now, it's free on iOS and Android. Get it. Playstudios.com, if you want to learn more. A lot of fun, and yeah, try it, maybe we can compete against each other. That'd be fun.

JJ Snyder: I'll probably win.

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any particular valuations, financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135), as amended, containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.